Filed by Health Care REIT, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Illustration of exchange ratio “floor”
Subject Company:
Windrose Medical Properties Trust
(Commission File No. 001-31375)
Exchange ratio sensitivity

Additional Information and Where to Find It
In connection with this proposed transaction, a registration statement of Health Care REIT, which will contain a proxy statement/prospectus, will be filed with the United States Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the registration statement, including the proxy statement/prospectus, and all other relevant documents filed by Health Care REIT or Windrose with the SEC free of charge at the SEC’s Web site www.sec.gov or, with respect to documents filed by Health Care REIT, from Health Care REIT Investor Relations at One SeaGate, Suite 1500, P.O. Box 1475, Toledo, Ohio, 43603-1475, 419-247-2800 and, with respect to documents filed by Windrose, from Windrose Investor Relations at 3502 Woodview Trace, Suite 210, Indianapolis, Indiana, 46268, 317-860-8875.
Participants in the Solicitation
The respective directors, trustees, executive officers and other members of management and employees of Health Care REIT and Windrose may be deemed to be participants in the solicitation of proxies from the shareholders of Windrose in favor of the transactions. Information about Health Care REIT and its directors and executive officers, and their ownership of Health Care REIT securities, is set forth in the proxy statement for Health Care REIT’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2006. Information about Windrose and its trustees and executive officers, and their ownership of Windrose securities, is set forth in the proxy statement for the 2006 Annual Meeting of Shareholders of Windrose, which was filed with the SEC on April 10, 2006. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.
This document may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements describe, among other things, the beliefs, expectations, plans and strategies of Health Care REIT, Windrose and the combined entity that are not based on historical facts. These forward-looking statements concern and are based upon, among other things, the prospective merger of Health Care REIT and Windrose; the possible increase in the size and composition of the portfolios of each entity and the combined entity; potential benefits associated with the proposed transaction; the sale of properties; the performance of the operators and properties of each of Health Care REIT and Windrose; the ability of each of Health Care REIT and Windrose to complete the transaction, to integrate their operations and to achieve expected savings and synergies; the ability to make new investments and to maintain returns from existing investments; the ability to enter into agreements with new and existing tenants; the ability of each of Health Care REIT and Windrose to make distributions; the policies and plans of each of Health Care REIT and Windrose regarding investments, financings and other matters; the tax status of each of Health Care REIT and Windrose as a real estate investment trust; the ability of each of Health Care REIT and Windrose to appropriately balance the use of debt and equity; the ability of each of Health Care REIT and Windrose to access capital markets or other sources of funds; and the ability of each of Health Care REIT and Windrose and of the combined entity to meet earnings guidance. Forward-looking statements include any statement that includes words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Expected results may not be achieved, and actual results may differ materially from expectations. This may be caused by various factors, including, but not limited to: changes in economic or general business conditions; the status of capital markets, including prevailing interest rates; issues facing the health care industry, including compliance with, and changes to, regulations and payment policies and operators’ difficulty in obtaining and maintaining adequate liability and other insurance; changes in financing terms; competition within the health care and senior housing industries and specialty medical property market; negative developments in the operating results or financial condition of operators and tenants; the ability to transition or sell facilities with a profitable result; the failure of closings to occur as and when anticipated; acts of God; the ability to reinvest sale proceeds at sufficiently high yields; operator and tenant bankruptcies or insolvencies; government regulations affecting the health care sector; liability claims and insurance costs for operators and tenants; unanticipated difficulties and/or expenditures relating to future acquisitions; hostile acts of third parties; changes in rules or practices governing financial reporting; and other factors affecting the execution of the transaction and subsequent performance, including REIT laws and regulations, anti-takeover provisions and retention of key management personnel; receipt of shareholder and third party approvals without unexpected delays or conditions; timely implementation and execution of merger integration plans; the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; and no unanticipated developments relating to previously disclosed lawsuits or similar matters. In addition, the ability of Health Care REIT/Windrose to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace); and other risks and uncertainties described from time to time in Health Care REIT/Windrose public filings with the SEC. Neither Health Care REIT nor Windrose assume any obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.